

May 21, 2013

<u>Via E-mail</u>
Douglas M. Wright
Chief Financial Officer
EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, Texas 78209

>   **Re: EnerJex Resources, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 9, 2013**
>   **File No. 0-30234**

Dear Mr. Wright:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>PROPOSAL NO. 5: Approval Amendment to Restated Articles to Increase the Authorized Shares of Common Stock and Preferred Stock…, page 26</u>

1. This proposal solicits the vote of shareholders on:

    - Increasing the number of authorized shares of common stock;

    - Increasing the number of authorized shares of preferred stock; and

    - Adding a provision that causes your obligations under Article X to survive any amendment or modification thereof.

    Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 provides that the form of proxy shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.

Furthermore, Rule 14a-4(b)(1) provides that the person solicited by a proxy shall be afforded an opportunity to approve, disapprove or abstain with respect to each separate matter. In this regard, we are concerned that you may have bundled together multiple separate matters in Proposal 5. In adopting its unbundling rules, the Commission stated that the rules served the following purposes: "to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently." See Exchange Act Release No. 34-30849 (June 23, 1992). Please provide us with your analysis as to whether the matters in Proposal 5 are separate matters that are required to be unbundled.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director